[redacted]

08029570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	~~September 30, 1998~~
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
~~45588~~ 8-45588

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Farrell Marsh & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 West Putnam Avenue
(No. and Street)

Greenwich, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Farrell 203-861-2236 (Area Code — Telephone No.)

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co., LLC
(Name — *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York, (City) N.Y. (State) 10016 (Zip Code)

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

OATH OR AFFIRMATION

I, William L. Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farrell Marsh & Co., as of Feb. 22nd ~~December 31, 2007~~, ~~19~~2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William L. Farrell
Signature

President
Title

Frank A. Arena
Notary Public

FRANK ARENA
Notary Public of Connecticut
My Commission Expires 12/31/2010

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARRELL MARSH & CO.
(An S Corporation)

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2007

WITH
INDEPENDENT AUDITORS' REPORT

FARRELL MARSH & CO.
(An "S" Corporation)

CONTENTS

Year Ended December 31, 2007

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 · 50 Years · Growth · Vision · Solutions

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (an "S" corporation) as of December 31, 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farrell Marsh & Co. as of December 31, 2007, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 7, 2008

FARRELL MARSH & CO.
(An "S" Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

Assets	
Cash	$ 501,570
Notes receivable	5,002,151
Prepaid expenses	22,183
Other assets	31,534
Property and equipment, net of accumulated depreciation of $355,404	25,918
Security deposits	25,588
Total assets	$ 5,608,944
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued expenses	$ 90,999
Profit sharing plan contribution	75,000
Total liabilities	165,999
Commitments (Note 4)	
Shareholders' equity:	
Common stock, $0.10 par value; authorized 1,000 shares; 200 shares issued and outstanding	20
Additional paid-in capital	805,246
Retained earnings	4,637,679
Total shareholders' equity	5,442,945
Total liabilities and shareholders' equity	$ 5,608,944

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An "S" Corporation)

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Revenues:	
Placement fees (Note 1)	$ 1,040,686
Interest income	370,879
Dividend	35,000
	1,446,565
Expenses:	
Officers' and employees' compensation and benefits	3,444,303
Occupancy cost	149,098
Other expenses	606,751
Total expenses	4,200,152
Net loss	$ (2,753,587)

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An "S" Corporation)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 20	$ 805,246	$ 8,141,266	$ 8,946,532
Distributions	-	-	(750,000)	(750,000)
Net loss	-	-	(2,753,587)	(2,753,587)
Balance, December 31, 2007	$ 20	$ 805,246	$ 4,637,679	$ 5,442,945

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (2,753,587)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	15,400
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Other assets:	
Notes receivable	3,710,701
Other receivables	11,891
Prepaid expenses	(7,902)
Security deposit	(5,250)
Accrued expenses	(49,448)
Profit sharing plan payable	(20,992)
Cash flows provided by operating activities	900,813
Cash flows from investing activities:	
Acquisition of property and equipment	(6,467)
Cash flows used in investing activities	(6,467)
Cash flows from financing activities:	
Distributions	(750,000)
Cash flows used in financing activities	(750,000)
Net increase in cash and cash equivalents	144,346
Cash and cash equivalents:	
Beginning of year	357,224
End of year	$ 501,570

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Farrell Marsh & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities ("NASD"). The Company raises discretionary capital for private equity, real estate, hedge funds and limited partnerships on a percentage fee basis. The Company does not arrange public offerings. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 and various other rules and regulations.

Basis of Presentation

The financial statements include the accounts of Farrell Marsh & Co. which reflects the Company's single business activity of investment banking.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years. Maintenance and repairs are charged to expense as incurred.

Notes Receivable

Notes receivable arise from placement fees for capital that the Company raises on behalf of its' client. The terms of the fees and the interest on the promissory note are dictated by placement agreements between the Company and its' client. The notes receivable will be paid in full on April 1, 2009. Payments have been made timely. Interest income on the notes receivable is accrued at a stated interest rate ranging from 5.75 % to 6 % per annum which is due and payable with each scheduled principal payment. One customer accounts for approximately 94% of the note receivable as of December 31, 2007.

Income Taxes

The Company has elected to be taxed as an "S" corporation. An "S" corporation generally pays no federal income taxes and passes through substantially all of its tax attributes to the shareholders of the Company. The Company is subject to certain state franchise taxes.

Revenue

Revenue consists of investment placement fees which are recorded when earned pursuant to contract terms, or when collected, if there are any uncertainties. Interest income on note receivable is accrued as earned,

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Concentration of Credit Risk

The Company's principal credit risk relates to cash balances deposited with financial institutions. As of December 31, 2007, amounts on deposit in excess of insured limits were approximately $400,000.

The company also has credit risk relating to its revenue being derived from the fees collected from a small number of customers. Approximately 66% of the company revenue is derived from one customer for the year ended December 31, 2007. The clients, for whom the Company raises capital, have some degree of risk of being unable to pay the contracted fee earned to the Company at the preset payment date.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash distributed if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company had net capital of $335,571 which was $324,504 in excess of its required net capital of $11,067. The Company's aggregate indebtedness to net capital was 0.495 to 1 as of December 31, 2007.

4. Commitments and Contingencies

The Company leases commercial space under long-term non-cancelable operating leases. The leases for commercial space expire in the year 2009 and 2010 respectively and certain of the leases contain escalation clauses.

The following is a schedule by years of future minimum lease payments as of December 31, 2007:

Year Ended December 31,	Amount
2008	$ 118,860
2009	108,427
2010	7,474
	$ 234,761

For the year ended December 31, 2007, rent expense amounted to $128,533.

The Company leases a vehicle through 2009 for the use of its officers. Future minimum annual vehicle lease payment are as follows:

Year Ended December 31,	Amount
2008	$ 8,671
2009	8,671
	$ 17,342

For the year ended December 31, 2007 , lease expense amounted to $19,209.

5. 401(k) Retirement Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Participating employees may contribute up to 15% or up to $15,500 ($20,500 in 2007 for employees age 50 or older) of their eligible compensation. The Company at its discretion may make matching contributions. For the year ended December 31, 2007 the Company's matching contributions aggregated $75,000.

OTHER FINANCIAL INFORMATION

FARRELL MARSH & CO.
(An "S" Corporation)

OTHER FINANCIAL INFORMATION

Year Ended December 31, 2007

Schedule A – Expenses

Officers' compensation	$ 2,756,774
Employees' compensation	557,763
Payroll taxes and benefits	129,766
Total compensation benefits	3,444,303
Occupany costs	128,533
Communications	20,565
Occupancy cost	149,098
Travel and auto expenses	47,898
Professional development and subscriptions	39,520
Office supplies and expenses	30,451
Outside services and postage	219,713
Professional fees	90,222
Depreciation	15,400
Entertainment and meals	4,984
Retirement plan	75,000
Insurance	2,322
Reimbursed expenses	71,609
Taxes	9,632
Other expenses	606,751
Total expenses	$ 4,200,152

See independent auditors' report.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying financial statements of Farrell Marsh & Co. (an "S" corporation) as of and for the year ended December 31, 2007, and have issued our report thereon dated February 7, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Co LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 7, 2008

FARRELL MARSH & CO.
(An "S" Corporation)

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2007

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:	
Total member's equity	$ 5,442,945
Less non-allowable assets:	
Other assets	5,107,374
Net capital before haircuts	335,571
Haircuts	-
Net capital	$ 335,571
Aggregate indebtedness:	
Accounts payable	$ 90,999
Profit sharing plan contribution payable	75,000
Total aggregate indebtedness	$ 165,999
Computation of basic net capital requirement:	
Minimum net capital required	$ 11,067
Excess net capital at 1,500 percent	$ 324,504
Excess net capital at 1,000 percent	$ 318,971
Aggregate indebtedness to net capital	0.495 to 1

See independent auditors' report on supplementary information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Farrell Marsh & Co.:

In planning and performing our audit of the financial statements of Farrell Marsh & Co. (an "S" Corporation) (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 7, 2008

END